Exhibit 99.1

Acorn International Announces Dividend Policy, to Report First Quarter 2019 Earnings on May 22, 2019

SHANGHAI, China, May 20, 2019 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that on May 14, 2019, its board of directors declared a cash dividend for 2018 of US$0.05 per ordinary share, or approximately US$1.00 per American depositary share ("ADS"), each of which represents twenty ordinary shares. The board also approved a quarterly dividend for the first quarter of 2019 of US$0.0125 per ordinary share, or US$0.25 per ADS, and announced a dividend policy calling for a recurring quarterly dividend of US$0.0125 per ordinary share, or US$0.25 per ADS, subject to quarterly review, approval and declaration by the board. This policy does not replace the possibility of special dividends from time to time.

Record holders of the Company's ordinary shares at the close of business US Eastern Time on June 5, 2019 (the "Record Date") will be entitled to receive the cash dividends for 2018 and the first quarter of 2019. The Company expects Citibank N.A., the depositary bank for Acorn's ADS program, to distribute dividends to ADS holders as of the Record Date on or about June 19, 2019. Dividends to be paid to the Company's ADS holders through the ADS Depositary will be subject to the terms of the deposit agreement by and among the Company and the ADS Depositary, and the holders and beneficial owners of ADS issued thereunder, including the fees and expenses payable thereunder.

“This cash dividend policy builds upon Acorn’s prior shareholder-friendly practices, including returning cash to shareholders via a special dividend and share repurchase programs, and reflects the board’s and management’s confidence in our ability to generate excess cash while operating an asset-light business and helping achieve attractive growth," said Mr. Jacob A. Fisch, CEO and President of Acorn. “Armed with a healthy balance sheet, earnings growth and attractive target markets, we will seek to continue this momentum in the future.”

Acorn's Executive Chairman, Mr. Robert W. Roche commented, “Our dividend policy underscores the board’s confidence in Acorn’s business strategy and commitment to rewarding shareholders for their ownership."

Conference Call

The Company will release financial results for the first quarter of 2019 before the market opens on Wednesday, May 22, 2019. The Company will hold a conference call to discuss the financial results for investors at 8:30 AM ET on that same day. Mr. Jacob A. Fisch and Martin Key, Acting CFO of Acorn, will lead the call. Following the presentation, there will be a brief question and answer segment for investors and analysts. Dial-in details for the earnings conference call are as follows:

US/Canada:	877-260-1479
International:	+1 334-323-0522

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 3367159 to join the call. A replay will be available approximately two hours following the conclusion of the conference call through May 29, 2019 and can be accessed by dialing (888) 203-1112, or (719) 457-0820, passcode 3367159. An archived audio file of the call will be available on the Company's website http://www.acorninternationalgroup.com/news-and-events/webcasts-and-presentations/.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. Previously the leading TV infomercial company in China, Acorn today has three divisions support its growth: 1) Product Division, 2) Content Division, and 3) Influencer Management.

In the Product Division, Acorn sells product primarily through e-commerce channels in China, as well as through offline distribution and outbound marketing. In the Content Division, Acorn monetizes content. Specifically, in the Content Division, Acorn has redirected its direct marketing know-how to digital media in China, launching Acorn Streaming, which is primarily focused on live streaming and pre-recorded video content creation and distribution. In the Influencer Management Division, Acorn brings, through the creation of digital social content, leading U.S. celebrity talent and brands to China, representing their in-country digital presence. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, which include the Company’s policy calling for a recurring quarterly dividend of US$0.0125 per ordinary share, or US$0.25 per ADS, subject to quarterly review, approval and declaration by the board; the possibility of future special dividends from time to time; the board’s and management’s confidence in the Company’s ability to generate excess cash while operating an asset-light business and helping achieve attractive growth; and seeking to continue this momentum in the future, can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," "potential," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Investor Contact:

Compass Investor Relations

Elaine Ketchmere, CFA

Phone: +1-310-528-3031

Email: Eketchmere@compass-ir.com

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